FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001-56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of CVM Instruction 358/02, as amended, hereby discloses the following correspondence received from Casino and Rallye S.A. on April 04th, 2014.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or
e-mail gpa.ri@gpabr.com  .

São Paulo, April 04th, 2014.

Daniela Sabbag

Investor Relations Officer

Paris, April 4th, 2014.

To

Companhia Brasileira de Distribuição (“CBD”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Attn.: Mr. Ronaldo Iabrudi and Ms. Daniela Sabbag

Chief Executive Officer and Investor Relations Officer

Tel.: 55 11 3886-0421

e-mail: gpa.ri@grupopaodeacucar.com.br

Re: CVM Rule 358/02 - Information Material Equity Shareholding

Dear Sirs,

Pursuant to Article 12 of CVM Instruction No. 358/02, Casino, Guichard-Perrachon, a joint-stock company headquartered at 1, Esplanade de France – 42000 Saint-Etienne, France, (“Casino”) and Rallye S.A. headquartered at 83, rue du Faubourg Saint-Honoré – 75008  Paris, France, (“Rallye”) and investment vehicles related to them (altogether the “Casino Group”), hereby inform CBD the following:

(i)                 On the date hereof, Casino acquired 8,907,123 (eight million, nine hundred and seven thousand, a hundred and twenty three) preferred shares issued by CBD through the exercise of a call option it had previously acquired. Separately, Rallye delivered 3,907,123 (three million, nine hundred and seven thousand, a hundred and twenty three) preferred shares issued by CBD upon the exercise of a call option, previously sold by Rallye to a third party, and terminated a previously-established Total Return Swap in respect of 5,000,000 (five million) preferred shares issued by CBD;

(ii)               Casino, the controlling shareholder of CBD, now owns, directly and indirectly, 9,887,819 (nine million, eight hundred and eighty seven thousand, eight hundred and nineteen) preferred shares issued by CBD representative of 6.0% of CBD’s preferred shares. Casino owns 99.94% of the common shares issued by CBD, as well as 41.4% of CBD’s corporate capital, holding an economic exposure of up to 46.5% of CBD’s corporate capital (taking into account cash settled derivatives held by Casino);

(iii)             Casino Group does not hold debentures convertible into shares issued by CBD.

Sincerely,

___________________________________________________________

Casino, Guichard-Perrachon                            Rallye S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 4, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.